January 31, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Attn: Russell Mancuso, Esq., Branch Chief

Re:	SpatiaLight, Inc. (the “Company”), Pre-Effective Amendment No. 4 to Registration Statement on Form S-3 filed December 18, 2006 (File No. 333-137100) and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) as a supplemental response to our response dated January 30, 2007 to the comments, dated January 11, 2007, of the Staff (the “Commission Letters”) with respect to the Company’s Pre-Effective Amendment No. 4 to Registration Statement on Form S-3, filed on December 18, 2006, File No. 333-137100 (the “Registration Statement”).

Pursuant to the conversation on January 31, 2007 between Mr. Martin James, Ms. Julie Sherman and Ms. Kathleen Mack, we are supplementing our response to note 12 of our response dated January 30, 2007.

The purpose of this letter is to clarify why we now believe that the pre-payment of interest in December 2004 and January 2005 constituted a debt extinguishment and issuance of new debt under EITF 96-19. We affirm our response to question 9 bullet 3 from our letter dated December 15, 2006 that the pre-payment of interest was issued as consideration for Argyle entering into the Intercreditor Agreement and the Extension and Modification Agreement. We also affirm our response to question 9 bullet 4 from our letter dated December 15, 2006, that when comparing the present value of cash flows under the original agreement to the present value of cash flows of the modified and extended agreement, the difference is less than the 10% threshold prescribed in EITF 96-19 and therefore would not require the application of extinguishment accounting. Further, we affirm our response that using the fair values of the notes and the fair value of the prepaid interest, in lieu of cash flow, results in a difference of less than the 10% threshold prescribed in EITF 96-19 and therefore would not require the application of extinguishment accounting.

However, if we use the $4 million of the fair value of the equity instrument issued as prepaid interest on the modification as a day-1 cash outflow in the analysis, there is a greater than 10% difference and would require the application of extinguishment accounting. Based on our discussion with the SEC on January 22, 2006, it was our understanding that this was the SEC’s view on how we should treat the prepaid interest. Our response, then, in point 12 of our letter dated January 30, 2007, detailed what effect extinguishment accounting would have on our financial statements if we had recorded the transaction under EITF 96-19. The conclusion of that point was that the effect would not have been material.

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Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

Based upon the above paragraph, we concluded that the prepayment of interest on the Argyle notes constituted a debt extinguishment and the issuance of new debt under EITF 96-19. Again, as noted above, and in detailed in our letter dated January 31, 2007, we do not believe the effect would have been material.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company genuinely appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Please feel free to contact the undersigned at 415-883-1693, or Lawrence E. Wilson, at Franklin, Cardwell, and Jones at (713) 222-6025, should you have any questions or require further information.

Sincerely,

By:	/s/ David F. Hakala
David F. Hakala
Chief Executive Officer, Chief Operating Officer and
Principal Financial and Accounting Officer

cc:	Donald C. Hunt, Esq. Attorney, Advisor, SEC
Lawrence E. Wilson, Franklin, Cardwell & Jones
Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

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Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com